

Mail Stop 3561

February 18, 2016

Via E-mail
Paul Thompson, Sr.
Chief Executive Officer
Mexus Gold US
1805 N. Carson Street, Suite #8
Carson City, NV 89701

> **Re: Mexus Gold US**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 11, 2016**
> **File No. 000-52413**

Dear Mr. Thompson:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We note on October 5, 2015 the staff sent you a letter regarding your auditor's suspension from appearing or practicing before the Commission. Please tell us what steps you are taking to address the staff's October 5, 2015 letter.

2.   We also note that your Form S-8 (333-205912) filed on July 29, 2015 incorporates by reference De Joya Griffith audited financials. Please advise us of any sales made using the Form S-8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Phillip E. Koehnke, Esq.